BIT DIGITAL, INC.

33 Irving Place

New York, New York 10003

August 30, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3
Filed July 30, 2021
File No. 333-258330

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated August 19, 2021. We have submitted an amended draft Registration Statement (the “Amendment”) on this date reflecting the Company’s responses. Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for ease of reference.

As described in the Amendment and related to the Company’s responses below, the Company notes for the Staff that it is not based in, nor is the majority of its operations in, China (i.e., it is not a “China-based Issuer”), and does not currently have material operations in China, and none of such operations are conducted through any variable interest entities (“VIEs”). As reported on Form 6-K on September 14, 2020, the Company entered into a Share Purchase Agreement on September 8, 2020 with an unaffiliated British Virgin Islands (“BVI”) company whereby it sold its wholly owned subsidiary, also a BVI entity, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and car rental business in China. From February 2020 until June 2021, the Company carried out bitcoin mining operations in China through its wholly owned Hong Kong subsidiary, Bit Digital Hong Kong Limited, and, notwithstanding the foregoing, the Company did not conduct its bitcoin mining operations in China through any VIEs. The Company’s bitcoin mining operations in the United States, have been through Bit Digital U.S.A., Inc., a Delaware corporation and a wholly-owned subsidiary of the Company. In Canada, the Company’s bitcoin mining operations have been conducted through Bit Digital Canada, Inc., an Alberta corporation and a wholly-owned subsidiary of the Company.

Registration Statement on Form F-3

Cover Page

1.	We note your disclosure that you currently conduct your business through Bit Digital Hong Kong Limited and Bit Digital Strategies Limited. Please tell us whether you or your subsidiaries currently have operations conducted through variable interest entities based in China. To the extent that you do, we may have additional comments.

Response No. 1

As noted above, while the Company’s former peer-to-peer lending business conducted operations through VIEs, neither the Company nor its subsidiaries, Bit Digital Hong Kong Limited and Bit Digital Strategies Limited (the “Hong Kong Subsidiaries”), currently conduct, nor did they ever conduct, bitcoin mining operations through VIEs in China.

August 30, 2021

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having a substantial amount of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response No. 2

In response to the Staff’s comment, disclosure has been made on the cover page of the Prospectus and in the “Prospectus Summary” on page 1 as to the risks involved, as well as the additional responsive disclosures under “Our Company” in the Prospectus Summary. In addition, the Prospectus Summary discloses that “as a result of our prior structure of an offshore issuer with a wholly-owned foreign entity, or WFOE, and VIEs which are the concern of the SEC as to China-based Issuers, we are setting forth below some of the risks and uncertainties concerning the Company’s prior operations.” “Risks Related to Doing Business in China” have been moved up after “General Risks.” The Company is based in the United States, with its principal office located in New York City since March 1, 2021. The Company does not have a substantial amount of its operations in China and Hong Kong. As set forth in the Company’s Form 6-K filed on August 20, 2021 disclosing the Company’s Results of Operations for the second quarter ended June 30, 2021, the Company had 29.2% of its bitcoin mining computers in China. All of those miners are warehoused and are not in operation, awaiting disposition or migration to North America. The Company’s ten (10) remaining employees in China are employed by the Hong Kong Subsidiaries in administration and the warehousing of miners awaiting disposition or migration to North America, and are not engaged in mining operations in China. Since the Company has no VIEs and no mining operations in China, there is no adverse impact on the Company’s ability to conduct business in North America, to accept foreign investment or list on U.S. or other foreign exchange. Disclosure has been made as the legal and operational risks with the Company having previously been based in China.

Prospectus Summary, page 1

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having a material amount of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based Issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based Issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response No. 3

The registration statement/prospectus has been revised to include responsive disclosure. The risks related to our prior structure and operations are highlighted in the Prospectus Summary. However, it is noted that the Company does not have a VIE structure and does not own or control any VIEs, is not based in China and does not have a material amount of operations in China.

4.	Disclose each permission that you, your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC or CAC and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response No. 4

The Company or its subsidiaries are required to establish a commercial entity under the PRC laws or register itself directly with the Chinese government as a foreign company with Chinese authorities to operate in China, which is disclosed in the Amendment. However, neither the Company nor its subsidiaries are required to obtain permission to issue securities to foreign investors. No requirements from the CSRC or CAC are required and no permissions have been requested or denied, and we have disclosed the same in the Amendment under the Prospectus Summary on page 1.

August 30, 2021

5.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response No. 5

In response to the Staff’s comments,responsive disclosures have been made under “Prospectus Summary – Our Company” on page 2 of the Amendment.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response No. 6

The Company’s auditor, Audit Alliance LLP, is PCAOB registered and based in Singapore. Under the Holding Foreign Companies Accountable Act, the PCAOB is permitted to inspect the Company’s independent public accounting firm. However, we have disclosed under “Prospectus Summary” on page 1, and under Risk Factors on page 28 of the Amendment that, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities.

Our Company, page 1

7.	Please provide detailed and clear disclosure about the current status of your mining operations in all geographical locations, such as the United States, Canada and China. For example, please (i) disclose where you intend to locate the miners that are currently in transit to the United States, (ii) disclose how many miners you intend to purchase, including an estimate of the cost of these additional miners, the type of miners you intend to purchase, the source of funds for such purchases, and the estimated delivery of such miners, (iii) provide a brief description of the type of miners you currently own, (iv) disclose the material terms of your agreements with Compute North, Link Global Technologies and Digihost Technologies, including additional details regarding the profit sharing arrangements and obligations of the parties to each of these agreements, (v) provide a brief description of any regulations in the United States and Canada that impact your operations, (vi) disclose whether you currently have any operations in China, and, if so, please describe these operations, (vii) disclose whether you store your bitcoins with a custodian, and, if so disclose the material terms of any such agreements, and (viii) disclose whether you have insurance for your miners or digital assets, and, if so provide a brief description of the insurance. Also, we note your disclosure that you may sell bitcoin for fiat currency from time to time depending on market conditions and management’s determination of your cash flow needs. Please identify the factors that management considers when evaluating market conditions, identify the exchanges that you use, identify the fiat currency you receive for your bitcoins and disclose whether you lend bitcoins to third parties, and, if so the material terms of such loans.

Response No. 7

The Company has provided responsive disclosures in response to this comment on page 5 of the Amendment under “Our Company.”

Risk Factors, page 7

August 30, 2021

8.	We note your disclosure on page 2 that “[i]n May 2021, when the Financial Stability Development Committee of the State Council in China targeted virtual currency mining, the Company suspended operations in China and continued to migrate all miners out of China, which will be completed in the third quarter 2021.” Please include a risk factor to address the risk to investors due to a recent change in Chinese government’s actions. In this regard, we note your risk factors on pages 15 and 29.

Response No. 8

The response disclosure on page 3 states that “we anticipate the possibility that certain miner shipments may arrive in the U.S. early in the fourth quarter of 2021.” The Company has provided responsive disclosures in response to this comment under the risk factor titled “We may be subject to fines and penalties for not registering in China to do business” has been amended and restated in the Amendment on page 18 to include a reference to the May 2021 Statement targeting initial currency mining.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based Issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response No. 9

The Company has provided responsive disclosures in response to this comment on page 18 of this Amendment, under “Risk Factors – We may be subject to fines and penalties for not registering in China to do business.” in the Amendment. Although the Company is not a China-based Issuer, disclosure has been made as to the possible actions of the Chinese government in light of the Company’s prior operations in China.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response No. 10

This response has been complied with. A risk factor has been added on page 20 of the Amendment, titled “We may be subject to recently announced Measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.”

August 30, 2021

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

		By:	/s/ Erke Huang
Erke Huang, CFO

cc:	Elliot H. Lutzker, Esq.